FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    French, Donald Anthony
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    UQM Technologies, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January, 2001

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Treasurer and Secretary

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - January 9, 2001

3.  Transaction Code (Instr. 8)

    Line 1 - Code:  M

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1- Amount: 11,000 Shares; (A) or (D): Acquired;Price:$3.50 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

    59,826 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    48,826 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner and 11,000 Shares Indirectly by a Trust for the Benefit of Mr. French

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option
    Line 4 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $3.50 Per Share
    Line 2 - $7.13 Per Share
    Line 3 - $7.13 Per Share
    Line 4 - $7.13 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - January 9, 2001
    Line 2 - January 26, 2001
    Line 3 - January 26, 2001
    Line 4 - January 26, 2001

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  M
    Line 2 - Code:  A  V: Voluntary
    Line 3 - Code:  A  V: Voluntary
    Line 4 - Code:  A  V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - Exercised Call Option on 11,000 Shares of Common Stock Line 2 - Granted Call Option on 20,000 Shares of Common Stock Line 3 - Granted Call Option on 20,000 Shares of Common Stock Line 4 - Granted Call Option on 20,000 Shares of Common Stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  July 15, 1993
    Line 1 - Expiration Date:   July 14, 2002
    Line 2 - Date Exercisable:  January 26, 2002
    Line 2 - Expiration Date:   January 25, 2011
    Line 3 - Date Exercisable:  January 26, 2003
    Line 3 - Expiration Date:   January 25, 2011
    Line 4 - Date Exercisable:  January 26, 2004
    Line 4 - Expiration Date:   January 25, 2011

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  11,000 Shares
    Line 2 - Title:  Common Stock; Amount:  20,000 Shares
    Line 3 - Title:  Common Stock; Amount:  20,000 Shares
    Line 4 - Title:  Common Stock; Amount:  20,000 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A
    Line 3 - N/A
    Line 4 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

    Call Options on 535,571 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    535,571 Shares Indirect

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner

Explanation of Responses: none.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Donald A. French                                February 1, 2001
**Signature of Reporting Person                         Date